UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  December 2,
2019

  By E-Mail

  David W. Bonser, Esq.
  Hogan Lovells
  555 Thirteenth Street NW
  Washington, DC 20004

           Re:     Colony Capital, Inc.
                   Soliciting Materials filed pursuant to Rule 14a-12 Filed on November 26, 2019
                   File No. 001-37980

  Dear Mr. Bonser:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Soliciting Materials

  1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

                   That "the pivot to digital should also have a significantly positive effect on the
                   Company's operating efficiency."

                   That "[t]here are a number of inaccuracies in Blackwells' press release..."

  2. Please ensure that you remove doubt expressed by your use of the phrase "may be deemed" ("Important Additional Information") from whether the company, its directors and officers are participants in the solicitation. See instruction 3 to Item 4 in Schedule
           14A.
 David W. Bonser, Esq.
Hogan Lovells
December 2, 2019
Page 2


      Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions